Exhibit 99.1

Quarterly Statement Q1/2019

Stellar Start to the Year Across Cloud and Core Business –
SAP Raises 2019 Operating Profit Outlook

• Cloud Revenue Exceeds €1.5 Billion for the First Time in a Quarter, Up 45% (IFRS), Up 48% (Non-IFRS)

• SAP Now the Leader in Experience Management XM with Qualtrics

• New Cloud and Software Order Entry Up 17%

• Cloud and Software Revenue and Total Revenue Up Double-Digit

• Cloud Gross Margin Accelerates, Up 3 PP (IFRS) and 4 PP (Non-IFRS) Sequentially

• Operating Loss (IFRS) of –€136 Million Due to Previously Announced Restructuring,
Operating Profit (Non-IFRS) of €1,467 Million, Up 19%

• Increased Focus on Operational Excellence – Targeting on Average 1 Percentage Point of Non-IFRS Operating Margin Expansion per Year from 2018 through 2023; SAP to Host Special Capital Markets Day on November 12, 2019

„  SAP’s results are another illustration that we are a rarity in the enterprise applications software industry. We have a strong core business, the fastest growing cloud at scale in enterprise software and impressive non-IFRS operating profit growth. We are focused on leading a best-run SAP so we can drive significant margin expansion in the quarters ahead.

Bill McDermott, CEO

„  I am extremely pleased that we delivered rapid growth in the cloud and a rock-solid core. Non-IFRS operating profit growth saw the biggest improvement in more than three years, with both cloud gross margin and operating margin beating our expectations. This gives us the confidence to further extend our commitment to mid-term margin improvements and stronger shareholder returns as announced today.

Luka Mucic, CFO

Walldorf, Germany – April 24th, 2019
SAP SE (NYSE: SAP) today announced its financial results for the first quarter ended March 31, 2019.

Business Performance

Financial Highlights First Quarter 20191

In the first quarter, new cloud bookings were up 32% (26% at constant currencies). Cloud revenue grew 45% year over year to €1.56 billion (IFRS), up 48% (non-IFRS) and 41% (non-IFRS at constant currencies). Software license revenue was up 4% year over year to €650 million (IFRS), up 4% (non-IFRS) and 1% (non-IFRS at constant currencies). New cloud and software order entry was up 17% (13% at constant currencies) year over year in the first quarter. Cloud and software revenue grew 16% year over year to €5.04 billion (IFRS), up 16% (non-IFRS) and 12% (non-IFRS at constant currencies). Total revenue grew 16% year over year to €6.09 billion (IFRS), up 16% (non-IFRS) and 12% (non-IFRS at constant currencies).

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue, which grew by one percentage point year-over-year to 72% in the first quarter.

As previously indicated, the IFRS operating profit in the first quarter was impacted by recognizing the expected cost of SAP’s 2019 restructuring (€886 million) as well as higher acquisition-related charges and share-based compensation primarily due to the Qualtrics acquisition. This resulted in an IFRS operating loss of -€136 million (Q1 2018: operating profit of €1,025 million). In contrast, Non-IFRS profit was up 19% at €1,467 million (up 13% at constant currencies). Earnings per share were -€0.10 (IFRS) (Q1 2018: €0.59) and up 24% at €0.90 (non-IFRS).

Operating cash flow for the first three months was €2.80 billion, up 9% year-over-year. Free cash flow2 increased 10% year-over-year to €2.37 billion. At the end of the first quarter, net liquidity was -€6.19 billion.

Segment Performance First Quarter 2019

SAP’s three reportable segments “Applications, Technology & Services”, “Business Network” and “Customer and Experience Management” showed the following performance.

Applications, Technology & Services (AT&S)

In the first quarter, segment revenue in AT&S was up 12% to €4.99 billion year-over-year (up 9% at constant currencies). Solutions which contributed to this growth in the first quarter are listed below.

SAP S/4HANA

SAP S/4HANA is at the core of the Intelligent Enterprise. With S/4HANA, customers automate more and more of their business processes enabling employees to focus on higher-value tasks. It detects patterns, predicts outcomes and suggests actions empowering companies across all industries to reinvent their business models for the digital economy.

This quarter, SAP S/4HANA Cloud was named as a Leader in The IDC MarketScape: Worldwide SaaS and Cloud-enabled Operational ERP Applications 2019 Vendor Assessment. IDC recognizes SAP S/4HANA Cloud as an intelligent ERP that enables various business processes such as idea to design, procure to pay, plan to production, order to cash, offer to project, and core finance.

S/4HANA adoption grew to more than 10,900 customers, up 30% year over year. In the first quarter, over 40% of the additional S/4HANA customers were net new.

S/4HANA continues to be selected by world-class global companies, including Levi’s, CVS Health and Schaeffler Technologies. Puma and Bausparkasse Schwäbisch Hall went live with S/4HANA this quarter. A growing number of companies including ESL/Turtle Entertainment and AEG have chosen S/4HANA in the Cloud. Computacenter went live on S/4HANA Cloud in the first quarter.

Human Capital Management Solutions

SAP delivers total workforce management across both permanent and contingent labor. The SAP SuccessFactors suite is localized for 96 countries and 42 languages.

SAP SuccessFactors successfully completed its migration to SAP HANA. This is a crucial milestone for the SAP SuccessFactors journey and the ability to embed real-time, predictive analytics capabilities and future innovations.

1  Q1 2019 results were also impacted by changes in accounting policies, hyperinflation, business combinations, and other effects. For details, please refer to the disclosures on pages 24-25 of this Quarterly Statement.

2  IFRS 16 also affects SAP’s cash flow statement: operating cash flow increased and cash flow from financing activities decreased by €78 million. The company has modified its Free cash flow metric by subtracting this impact. Therefore, Free cash flow is not affected by this change. For details, please refer to the disclosures on page 24 of this Quarterly Statement.

2	SAP Quarterly Statement Q1/2019

SAP SuccessFactors Employee Central, which is the flagship of SAP’s HCM offering, added more than 150 customers in the quarter and has now approximately 3,200 customers globally. Competitive wins included Calzedonia Group. Tapestry went live with SAP SuccessFactors Employee Central in the first quarter.

SAP Leonardo

SAP Leonardo brings together cutting-edge technologies – AI, Machine Learning, IoT, Big Data, Advanced Analytics and Blockchain – with deep process and industry expertise, delivering completely new ways of working and powering the Intelligent Enterprise.

Companies like Bumble Bee Foods and Premier Foods are among many others that adopted SAP Leonardo solutions in the first quarter.

Digital Platform

Digital Platform includes SAP Cloud Platform and SAP Data Management Solutions. With SAP HANA’s data rich and real-time in-memory architecture as the foundation, this represents a massive opportunity to drive full use of HANA.

The SAP Cloud Platform facilitates new app development, extensions and seamless integration. It orchestrates “hybrid” customer landscapes across on premise and cloud.

The SAP Data Hub is the “enterprise control tower” bringing together multi-source data including unstructured to provide a 360-degree view of all company data and manages compliance and governance policies from one central location.

Kontinental Hockey League is one of many customers that adopted SAP’s Digital Platform solutions in the first quarter.

Business Network (BN)

In the first quarter, segment revenue in Business Network was up 25% to €740 million year-over-year (up 18% at constant currencies).

With the Business Network, SAP provides collaborative commerce capabilities (SAP Ariba), effortless travel and expense processing (SAP Concur) and flexible workforce management (SAP Fieldglass). Business Network is the largest commerce platform in the world with more than $3.1 trillion in global commerce annually transacted in more than 180 countries.

In the first quarter American Express and SAP Ariba entered into a strategic multi-phased partnership designed to offer buyers and suppliers new payment and financing options on Ariba® Network, extending its value for joint customers. An integrated payment experience delivers seamless reconciliation, greater visibility and control, increased security and improved working capital for businesses.

Omnicom chose SAP’s Business Network solutions in the first quarter.

Customer and Experience Management (CXM)

In the first quarter, segment revenue in Customer and Experience Management was up more than 100% to €305 million year-over-year (more than 100% at constant currencies). Solutions which contributed to this growth in the first quarter are listed below3.

SAP C/4HANA

SAP’s C/4HANA solutions serve a wide range of industries across both B2C and B2B and enable businesses to manage their entire front office: marketing, sales, commerce, service, customer data cloud – seamlessly and in real-time.

C/4HANA provides companies with a single, complete view of their customer across all channels and connects demand to the fulfillment engine in one end-to-end value chain. Isuzu Motors South Africa, Groupe PSA Brazil, and AmerisourceBergen chose SAP C/4HANA over competitors.

Experience Management Solutions (Qualtrics)

With Qualtrics, SAP now combines market leadership in Experience Management (X data) with end-to-end operational power (O data) in 25 industries and delivers four key experiences: brand, customer, product and employee. CVS Health and Cirque du Soleil chose SAP’s experience management solutions this quarter.

3  Q1 2019 results were impacted by business combinations. For details, please refer to the disclosures on page 25 of this Quarterly Statement.

SAP Quarterly Statement Q1/2019	3

Segment Results at a Glance4

Segment Performance First Quarter 2019
	Applications, Technology & Services			Business Network			Customer and Experience Management
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	719	42	37	626	30	22	236	>100	>100
Segment revenue	4,993	12	9	740	25	18	305	>100	>100
Segment profit (loss)	1,809	11	7	161	63	51	–11	43	58
Cloud gross margin (in %)	53.2	4.1pp	4.0pp	78.0	0.7pp	0.6pp	74.9	9.1pp	8.4pp
Segment margin (in %)	36.2	–0.3pp	–0.6pp	21.7	5.0pp	4.6pp	–3.6	2.0pp	1.3pp

Regional Revenue Performance

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 11% (IFRS) and 11% (non-IFRS at constant currencies). Cloud revenue increased by 42% (IFRS) and 39% (non-IFRS at constant currencies) with the UK, Switzerland and Spain being highlights. In addition, SAP had strong software license revenue growth in Germany, the UK and Spain.

The Company had a strong performance in the Americas region. Cloud and software revenue increased by 21% (IFRS) and increased by 15% (non-IFRS at constant currencies). Cloud revenue increased by 45% (IFRS) and 39% (non-IFRS at constant currencies) with the United States, Canada and Mexico being highlights. In addition, both, the United States and Canada had a strong quarter in software license revenue.

In the APJ region, SAP had a solid performance. Cloud and software revenue was up by 16% (IFRS) and grew by 12% (non-IFRS at constant currencies). Cloud revenue increased by 55% (IFRS) and 51% (non-IFRS at constant currencies) with China and Japan being highlights. For software license revenue, China, Japan and South Korea had strong quarter.

4  For details on the performance of our segments please refer to pages 18-21.

4	SAP Quarterly Statement Q1/2019

Financial Results at a Glance

First Quarter 2019
	IFRS			Non-IFRS1)
€ million, unless otherwise stated	Q1 2019	Q1 2018	∆ in %	Q1 2019	Q1 2018	∆ in %	∆ in % const. curr.
New Cloud Bookings2)	NA	NA	NA	324	245	32	26
Cloud revenue	1,555	1,070	45	1,581	1,072	48	41
Software licenses and support revenue	3,489	3,281	6	3,489	3,281	6	3
Cloud and software revenue	5,044	4,351	16	5,070	4,353	16	12
Total revenue	6,091	5,261	16	6,118	5,262	16	12
Share of more predictable revenue (in %)	72	71	1pp	72	71	1pp
Operating profit (loss)	–136	1,025	<-100	1,467	1,235	19	13
Profit (loss) after tax	–108	708	<-100	1,080	868	25
Basic earnings per share (€)	–0.10	0.59	<-100	0.90	0.73	24
Number of employees (FTE, March 31)	98,659	91,120	8	NA	NA	NA	NA

1) For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1/2019	5

Business Outlook 2019

SAP has updated its 2019 outlook. This update reflects the results of the first quarter 2019 and the company’s new initiatives to accelerate its operational excellence and value creation.

SAP continues to expect:

•          Non-IFRS cloud revenue to be in a range of €6.7 - €7.0 billion at constant currencies (2018: €5.03 billion), up 33% – 39% at constant currencies.

•          Non-IFRS cloud and software revenue to be in a range of €22.4 – €22.7 billion at constant currencies (2018: €20.66 billion), up 8.5% – 10% at constant currencies.

SAP now expects:

•          Non-IFRS operating profit to be in a range of €7.85 – €8.05 billion at constant currencies (2018: €7.16 billion), up 9.5% – 12.5% at constant currencies (previously: €7.7 – €8.0 billion, up 7.5% – 11.5% at constant currencies)

In addition, SAP expects total revenues to increase strongly, at a rate lower than operating profit (previously: slightly lower than operating profit).

The first quarter 2019 numbers include Qualtrics’ revenues and profits only from the acquisition date of January 23rd. The comparative numbers for full year 2018 do not include Qualtrics revenues and profits and include Callidus revenue and profits only from the April 5th, 2018 acquisition date.

While SAP’s full-year 2019 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q2 and FY 2019 expected currency impacts.

Expected Currency Impact Based on March 2019 Level for the Rest of the Year

In percentage points	Q2	FY
Cloud revenue	+3pp to +5pp	+3pp to +5pp
Cloud and software revenue	+1pp to +3pp	+1pp to +3pp
Operating profit	+1pp to +3pp	+1pp to +3pp

Ambition 2020 and 2023

Looking beyond 2019, SAP has updated its 2020 and 2023 ambition. This update reflects the company’s new initiatives to accelerate its operational excellence and value creation.

Ambition 2020

SAP continues to expect:

•          €8.6 – €9.1 billion non-IFRS cloud revenue

•          €28.6 – €29.2 billion non-IFRS total revenue

•          The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) in a range of 70% - 75%

SAP now expects:

•          €8.8 – 9.1 billion non-IFRS operating profit (previously:  €8.5 – 9.0 billion)

Ambition 2023

Over the period from 2018 through 2023, SAP continues to expect to:

•          More than triple non-IFRS cloud revenue (2018: €5.03 billion)

•          Grow to more than €35 billion in non-IFRS total revenue (2018: €24.74 billion)

•          Approach a share of more predictable revenue of 80%

Over the same period, SAP now expects to:

•          Reach a Non-IFRS cloud gross margin of 75%

•          Increase the non-IFRS operating margin by one percentage point per year on average, representing a total expansion of approximately 500 basis points.

SAP’s 2023 Non-IFRS operating margin ambition replaces its former 2023 ambition of growing non-IFRS operating profit at a compound annual growth rate of 7.5% - 10% (2018: €7.16 billion)

6	SAP Quarterly Statement Q1/2019

Additional Information

This Quarterly Statement and all information therein is unaudited.

Changes on the SAP Executive Board

Robert Enslin left the SAP Executive Board effective April 5, 2019. SAP Executive Board Member Jennifer Morgan succeeded Enslin as president of the Cloud Business Group (CBG) effective April 5, 2019. SAP Executive Board Member Adaire Fox-Martin took sole responsibility of Global Customer Operations (GCO) as president of GCO effective April 5, 2019.

Definition of key growth metrics

New cloud bookings are the total of all orders received in a given period the revenue from which is expected to be classified as cloud revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

Cloud backlog represents expected future cloud revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.

Share of more predictable revenue is the total of non-IFRS cloud revenue and non-IFRS software support revenue as a percentage of non-IFRS total revenue.

New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software license are not included in the software license order entry metric.

Business Network commerce is the total commerce transacted on the SAP Ariba, SAP Concur and SAP Fieldglass Networks in the trailing 12 months. SAP Ariba commerce includes procurement and sourcing spend.

Webcast

SAP senior management will host a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at www.sap.com/investor.

Special Capital Markets Day

SAP will host a Special Capital Markets Day on November 12, 2019.

About SAP

As the cloud company powered by SAP HANA®, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best. Our machine learning, IoT, and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. Our end-to-end suite of applications and services enable more than 437,000 business and public customers to operate profitably, adapt continuously, and make a difference. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET
Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Marcus Winkler	+49 (6227) 7-67497	marcus.winkler@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Quarterly Statement Q1/2019	7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2019 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notice.

8	SAP Quarterly Statement Q1/2019

Contents

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)	10

Primary Financial Statements of SAP Group (IFRS)	12

(A) Consolidated Income Statements	12

(B) Consolidated Statements of Financial Position	13

(C) Consolidated Statements of Cash Flows	14

Non-IFRS Numbers	15

(D) Basis of Non-IFRS Presentation	15

(E) Reconciliation from Non-IFRS Numbers to IFRS Numbers	16

(F) Non-IFRS Adjustments – Actuals and Estimates	17

(G) Non-IFRS Adjustments by Functional Areas	17

Disaggregations	18

(H) Segment Reporting	18

(H.1) Segment Policies and Segment Changes	18

(H.2) Segment Reporting – Quarter	18

(I) Revenue by Region (IFRS and Non-IFRS)	22

(J) Employees by Region and Functional Areas	23

Other Disclosures	24

(K) Renaming of Line Items in the Income Statement	24

(L) Accounting Policy Changes	24

(L.1) Adoption of IFRS 16	24

(M) Impact of Hyperinflation	24

(N) Business Combinations and Divestments	25

(N.1) Business Combinations	25
(N.2) Divestments	25

(O) Miscellaneous Disclosures	25

(O.1) Changes in Estimates	25

SAP Quarterly Statement Q1/2019	9

Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018	Q1 2019
Revenues
Cloud (IFRS)	1,070	1,213	1,304	1,406	4,993	1,555
Cloud (non-IFRS)	1,072	1,227	1,315	1,413	5,027	1,581
% change – yoy	18	32	40	42	33	48
% change constant currency – yoy	31	40	41	40	38	41
Software licenses (IFRS)	625	996	937	2,089	4,647	650
Software licenses (non-IFRS)	625	996	937	2,089	4,647	650
% change – yoy	–10	–9	–9	1	–5	4
% change constant currency – yoy	–2	–5	–8	8	0	1
Software support (IFRS)	2,656	2,735	2,765	2,825	10,981	2,838
Software support (non-IFRS)	2,656	2,735	2,765	2,826	10,982	2,838
% change – yoy	–3	0	3	3	1	7
% change constant currency – yoy	5	7	6	3	5	4
Software licenses and support (IFRS)	3,281	3,731	3,702	4,914	15,628	3,489
Software licenses and support (non-IFRS)	3,281	3,731	3,702	4,914	15,629	3,489
% change – yoy	–4	–2	0	2	–1	6
% change constant currency – yoy	4	3	2	5	4	3
Cloud and software (IFRS)	4,351	4,944	5,007	6,320	20,622	5,044
Cloud and software (non-IFRS)	4,353	4,958	5,017	6,327	20,655	5,070
% change – yoy	1	4	8	9	6	16
% change constant currency – yoy	9	10	10	11	10	12
Total revenue (IFRS)	5,261	5,999	6,020	7,428	24,708	6,091
Total revenue (non-IFRS)	5,262	6,014	6,031	7,434	24,741	6,118
% change – yoy	0	4	8	9	5	16
% change constant currency – yoy	9	10	10	13	11	12
Share of more predictable revenue (IFRS, in %)	71	66	68	57	65	72
Share of more predictable revenue (non-IFRS, in %)	71	66	68	57	65	72

Profits
Operating profit (loss) (IFRS)	1,025	1,044	1,236	2,399	5,703	–136
Operating profit (loss) (non-IFRS)	1,235	1,640	1,742	2,545	7,163	1,467
% change	3	4	6	8	6	19
% change constant currency	14	12	11	8	10	13
Profit (loss) after tax (IFRS)	708	718	972	1,691	4,088	–108
Profit (loss) after tax (non-IFRS)	868	1,171	1,358	1,802	5,199	1,080
% change	–2	5	12	–16	–3	25

Margins
Cloud gross margin (IFRS, in %)	59.3	58.3	58.6	58.2	58.6	61.2
Cloud gross margin (non-IFRS, in %)	63.2	63.6	63.5	62.1	63.1	66.2
Software license and support gross margin (IFRS, in %)	85.7	85.8	86.0	88.3	86.6	84.6
Software license and support gross margin (non-IFRS, in %)	86.4	87.0	87.1	88.7	87.4	85.7
Cloud and software gross margin (IFRS, in %)	79.2	79.0	78.9	81.6	79.8	77.4
Cloud and software gross margin (non-IFRS, in %)	80.7	81.2	80.9	82.8	81.5	79.6
Gross margin (IFRS, in %)	68.5	68.6	68.3	72.9	69.8	66.5
Gross margin (non-IFRS, in %)	70.2	71.5	71.0	74.0	71.8	69.5
Operating margin (IFRS, in %)	19.5	17.4	20.5	32.3	23.1	–2.2
Operating margin (non-IFRS, in %)	23.5	27.3	28.9	34.2	29.0	24.0
AT&S segment – Cloud gross margin (in %)	49.2	48.8	48.1	46.9	48.2	53.2
AT&S segment – Gross margin (in %)	71.2	72.6	72.4	75.2	73.0	70.1
AT&S segment – Segment margin (in %)	36.5	41.3	41.8	46.8	42.0	36.2
BN segment – Cloud gross margin (in %)	77.3	77.4	78.4	78.0	77.8	78.0
BN segment – Gross margin (in %)	68.7	69.3	69.1	69.3	69.1	69.2

10	SAP Quarterly Statement Q1/2019

€ millions, unless otherwise stated	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018	Q1 2019
BN segment – Segment margin (in %)	16.7	20.3	23.0	20.4	20.2	21.7
CXM segment – Cloud gross margin (in %)	65.8	68.9	67.8	63.4	66.4	74.9
CXM segment – Gross margin (in %)	75.9	77.5	75.1	80.0	77.5	75.5
CXM segment – Segment margin (in %)	–5.6	–0.5	3.8	23.3	8.4	–3.6

Key Profit Ratios
Effective tax rate (IFRS, in %)	28.3	29.5	24.1	26.9	27.0	23.2
Effective tax rate (non-IFRS, in %)	27.6	27.5	24.0	26.7	26.3	26.1

Earnings per share, basic (IFRS, in €)	0.59	0.60	0.81	1.41	3.42	–0.10
Earnings per share, basic (non-IFRS, in €)	0.73	0.98	1.14	1.51	4.35	0.90

Order Entry
New cloud and software order entry	1,346	2,332	2,221	4,533	10,432	1,579
% change – yoy	1	8	11	15	11	17
% change constant currency – yoy	10	12	12	18	14	13
New cloud bookings	245	421	411	736	1,814	324
% change – yoy	14	24	36	25	25	32
% change constant currency – yoy	25	29	37	23	28	26
Orders – number of cloud deals (in transactions)	2,376	3,032	3,375	6,055	14,839	2,956
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	20	32	28	33	30	26
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	39	31	35	28	32	39
Orders – number of on-premise software deals (in transactions)	13,549	14,538	13,794	16,649	58,530	12,229
Share of orders greater than €5 million based on total software order entry volume (in %)	18	29	22	35	29	28
Share of orders smaller than €1 million based on total software order entry volume (in %)	50	41	42	33	39	42

Liquidity and Cash Flow
Net cash flows from operating activities	2,578	407	499	819	4,303	2,802
Capital expenditure	–427	–391	–328	–312	–1,458	–359
Payments of lease liabilities	NA	NA	NA	NA	NA	–78
Free cash flow	2,151	16	171	506	2,844	2,365
% of total revenue (IFRS)	41	0	3	7	12	39
% of profit after tax (IFRS)	304	2	18	30	70	–2,198
Group liquidity, gross	8,270	4,688	4,738	8,838	8,838	7,673
Group debt	–7,723	–7,660	–7,521	–11,331	–11,331	–13,866
Group liquidity, net	546	–2,972	–2,784	–2,493	–2,493	–6,193
Days’ sales outstanding (DSO, in days)1)	68	68	68	70	70	69

Financial Position
Cash and cash equivalents	7,598	4,516	4,507	8,627	8,627	7,332
Goodwill	20,856	23,406	23,523	23,736	23,736	29,074
Total assets	45,463	45,491	45,631	51,502	51,502	60,596
Contract liabilities (current)	5,046	4,867	3,600	3,028	3,028	6,064
Equity ratio (total equity in % of total assets)	56	57	59	56	56	48

Non-Financials
Number of employees (quarter end)2)	91,120	93,846	94,989	96,498	96,498	98,659
Employee retention (in %, rolling 12 months)	94.4	94.3	94.1	93.9	93.9	93.8
Women in management (in %, quarter end)	25.6	25.8	25.9	25.7	25.7	26.0
Greenhouse gas emissions (in kilotons)	100	75	65	70	310	110

1) Days’ sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1/2019	11

Primary Financial Statements of SAP Group (IFRS)

(A)       Consolidated Income Statements

€ millions, unless otherwise stated	Q1 2019	Q1 2018	∆ in %
Cloud	1,555	1,070	45
Software licenses	650	625	4
Software support	2,838	2,656	7
Software licenses and support	3,489	3,281	6
Cloud and software	5,044	4,351	16
Services	1,048	910	15
Total revenue	6,091	5,261	16

Cost of cloud	–604	–435	39
Cost of software licenses and support	–538	–470	15
Cost of cloud and software	–1,141	–905	26
Cost of services	–899	–751	20
Total cost of revenue	–2,041	–1,656	23
Gross profit	4,051	3,605	12
Research and development	–1,061	–814	30
Sales and marketing	–1,838	–1,515	21
General and administration	–439	–231	90
Restructuring	–886	–11	>100
Other operating income/expense, net	38	–10	<-100
Total operating expenses	–6,228	–4,236	47
Operating profit (loss)	–136	1,025	<-100

Other non-operating income/expense, net	–4	–9	–61
Finance income	129	43	>100
Finance costs	–129	–71	81
Financial income, net	0	–28	–99
Profit (loss) before tax	–140	987	<-100

Income tax expense	33	–280	<-100
Profit (loss) after tax	–108	708	<-100
Attributable to owners of parent	–114	708	<-100
Attributable to non-controlling interests	7	–1	<-100

Earnings per share, basic (in €)1)	–0.10	0.59	<-100
Earnings per share, diluted (in €)1)	–0.10	0.59	<-100

1) For the three months ended March 31, 2019 and 2018, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,193 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

12	SAP Quarterly Statement Q1/2019

(B)      Consolidated Statements of Financial Position

as at 03/31/2019 and 12/31/2018
€ millions	2019	20181)
Cash and cash equivalents	7,332	8,627
Other financial assets	591	448
Trade and other receivables	6,755	6,362
Other non-financial assets	1,045	889
Tax assets	339	293
Total current assets	16,062	16,620
Goodwill	29,074	23,736
Intangible assets	4,953	3,227
Property, plant, and equipment	5,523	3,553
Other financial assets	1,768	1,536
Trade and other receivables	111	118
Other non-financial assets	1,362	1,301
Tax assets	404	397
Deferred tax assets	1,339	1,014
Total non-current assets	44,534	34,881
Total assets	60,596	51,502

€ millions	2019	20181)
Trade and other payables	1,646	1,491
Tax liabilities	629	611
Financial liabilities	1,618	1,125
Other non-financial liabilities	3,713	4,120
Provisions	980	110
Contract liabilities	6,064	3,028
Total current liabilities	14,650	10,486
Trade and other payables	15	129
Tax liabilities	555	495
Financial liabilities	14,735	10,553
Other non-financial liabilities	814	501
Provisions	408	270
Deferred tax liabilities	84	102
Contract liabilities	107	88
Total non-current liabilities	16,718	12,138
Total liabilities	31,368	22,624
Issued capital	1,229	1,229
Share premium	544	543
Retained earnings	27,211	27,407
Other components of equity	1,772	1,234
Treasury shares	–1,580	–1,580
Equity attributable to owners of parent	29,177	28,832

Non-controlling interests	51	45
Total equity	29,228	28,877
Total equity and liabilities	60,596	51,502

1) Under the adoption method we chose for IFRS 16, prior years are not restated to conform to the new policies. See section (K) Accounting Policy Changes in this Quarterly Statement.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1/2019	13

(C)      Consolidated Statements of Cash Flows

€ millions	Q1 2019	Q1 2018
Profit (loss) after tax	–108	708
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	442	303
Share-based payment expense	517	70
Income tax expense	–33	280
Financial income, net	0	28
Decrease/increase in allowances on trade receivables	11	–25
Other adjustments for non-cash items	–48	–1
Decrease/increase in trade and other receivables	–257	942
Decrease/increase in other assets	–159	–183
Decrease/increase in trade payables, provisions, and other liabilities	302	–709
Decrease/increase in contract liabilities	2,825	1,683
Share-based payments	–101	–69
Interest paid	–105	–55
Interest received	22	25
Income taxes paid, net of refunds	–507	–420
Net cash flows from operating activities	2,802	2,578
Business combinations, net of cash and cash equivalents acquired	–6,043	–17
Proceeds from sales of subsidiaries or other businesses	61	0
Purchase of intangible assets or property, plant, and equipment	–359	–427
Proceeds from sales of intangible assets or property, plant, and equipment	22	14
Purchase of equity or debt instruments of other entities	–318	–378
Proceeds from sales of equity or debt instruments of other entities	134	439
Net cash flows from investing activities	–6,502	–369
Proceeds from borrowings	2,516	1,494
Repayments of borrowings	–6	–12
Payments of lease liabilities	–78	0
Net cash flows from financing activities	2,433	1,482
Effect of foreign currency rates on cash and cash equivalents	–28	–103
Net decrease/increase in cash and cash equivalents	–1,295	3,587
Cash and cash equivalents at the beginning of the period	8,627	4,011
Cash and cash equivalents at the end of the period	7,332	7,598

Due to rounding, numbers may not add up precisely.

14	SAP Quarterly Statement Q1/2019

Non-IFRS Numbers

(D)      Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

SAP Quarterly Statement Q1/2019	15

(E)                          Reconciliation from Non-IFRS Numbers to IFRS Numbers

€ millions, unless otherwise stated					Q1 2019		Q1 2018				∆ in%
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Revenue Numbers
Cloud	1,555	26	1,581	–75	1,507	1,070	2	1,072	45	48	41
Software licenses	650	0	650	–22	629	625	0	625	4	4	1
Software support	2,838	0	2,838	–78	2,761	2,656	0	2,656	7	7	4
Software licenses and support	3,489	0	3,489	–99	3,389	3,281	0	3,281	6	6	3
Cloud and software	5,044	26	5,070	–174	4,896	4,351	2	4,353	16	16	12
Services	1,048	0	1,048	–38	1,010	910	0	910	15	15	11
Total revenue	6,091	26	6,118	–211	5,906	5,261	2	5,262	16	16	12

Operating Expense Numbers
Cost of cloud	–604	70	–534			–435	41	–394	39	35
Cost of software licenses and support	–538	38	–500			–470	25	–445	15	12
Cost of cloud and software	–1,141	108	–1,034			–905	66	–839	26	23
Cost of services	–899	64	–835			–751	19	–732	20	14
Total cost of revenue	–2,041	172	–1,868			–1,656	85	–1,571	23	19
Gross profit	4,051	199	4,249			3,605	87	3,692	12	15
Research and development	–1,061	125	–936			–814	21	–793	30	18
Sales and marketing	–1,838	231	–1,607			–1,515	89	–1,426	21	13
General and administration	–439	161	–277			–231	3	–227	90	22
Restructuring	–886	886	0			–11	11	0	>100	NA
Other operating income/expense, net	38	0	38			–10	0	–10	<-100	<-100
Total operating expenses	–6,228	1,577	–4,651	143	–4,508	–4,236	209	–4,027	47	15	12

Profit Numbers
Operating profit (loss)	–136	1,603	1,467	–69	1,398	1,025	211	1,235	<-100	19	13
Other non-operating income/expense, net	–4	0	–4			–9	0	–9	–61	–61
Finance income	129	0	129			43	0	43	>100	>100
Finance costs	–129	0	–129			–71	0	–71	81	81
Financial income, net	0	0	0			–28	0	–28	–99	–99
Profit (loss) before tax	–140	1,603	1,463			987	211	1,198	<-100	22
Income tax expense	33	–415	–383			–280	–51	–330	<-100	16
Profit (loss) after tax	–108	1,188	1,080			708	160	868	<-100	25
Attributable to owners of parent	–114	1,188	1,074			708	160	868	<-100	24
Attributable to non-controlling interests	7	0	7			–1	0	–1	<-100	<-100

Key Ratios
Operating margin (in %)	–2.2		24.0		23.7	19.5		23.5	–21.7pp	0.5pp	0.2pp
Effective tax rate (in %)2)	23.2		26.1			28.3		27.6	–5.1pp	–1.4pp
Earnings per share, basic (in €)	–0.10		0.90			0.59		0.73	<-100	24

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

2) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2019 mainly results from tax effects of restructuring expenses, share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q1 2018 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

16	SAP Quarterly Statement Q1/2019

(F)                           Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2019	Q1 2019	Q1 2018
Operating profit (loss) (IFRS)		–136	1,025
Revenue adjustments	70–120	26	2
Adjustment for acquisition-related charges	650–750	174	129
Adjustment for share-based payment expenses	1,350–1,550	517	70
Adjustment for restructuring	800–950	886	11
Operating expense adjustments		1,577	209
Operating profit (loss) adjustments		1,603	211
Operating profit (loss) (non-IFRS)		1,467	1,235

Due to rounding, numbers may not add up precisely.

(G)                         Non-IFRS Adjustments by Functional Areas

€ millions					Q1 2019					Q1 2018
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–1,141	71	37	0	–1,034	–905	58	8	0	–839
Cost of services	–899	1	63	0	–835	–751	2	17	0	–732
Research and development	–1,061	4	122	0	–936	–814	2	19	0	–793
Sales and marketing	–1,838	84	147	0	–1,607	–1,515	62	27	0	–1,426
General and administration	–439	13	148	0	–277	–231	5	–1	0	–227
Restructuring	–886	0	0	886	0	–11	0	0	11	0
Other operating income/expense, net	38	0	0	0	38	–10	0	0	0	–10
Total operating expenses	–6,228	174	517	886	–4,651	–4,236	129	70	11	–4,027

1) Share-based Payments

Due to rounding, numbers may not add up precisely.

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q1 2019	Q1 2018
Cost of cloud and software	–117	–1
Cost of services	–144	–4
Research and development	–387	–1
Sales and marketing	–177	–5
General and administration	–61	0
Restructuring expenses	–886	–11

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1/2019	17

Disaggregations

(H)                         Segment Reporting

(H.1)                   Segment Policies and Segment Changes

SAP has three reportable segments: the Applications, Technology & Services segment, the Business Network segment, and the Customer and Experience Management segment.

As of the first quarter in 2019, two segments were renamed. Qualtrics is reflected in our Customer Experience segment which we renamed, upon the Qualtrics acquisition to Customer and Experience Management segment. The former SAP Business Network segment was renamed to Business Network segment without any changes in the composition of this segment.

In 2018, revenues for one offering were reflected in the former Customer Experience segment and related research and development costs were part of the Applications, Technology & Services segment. In the first quarter of 2019, revenues for this offering were shifted to the Applications, Technology & Services segment. This shift resulted in a total impact of €69 million for full year 2018 and primarily affected software licenses revenue of the Customer and Experience Management segment and the Applications, Technology & Services segment. Prior periods of the Applications, Technology & Services segment and Customer and Experience Management segment are restated to conform to the current year’s presentation.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Integrated Report 2018.

(H.2)                   Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q1 2019	Q1 2018	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	561	541	403	39	34
Cloud – IaaS2)	159	152	104	52	45
Cloud	719	693	507	42	37
Software licenses	608	587	569	7	3
Software support	2,834	2,757	2,652	7	4
Software licenses and support	3,442	3,345	3,222	7	4
Cloud and software	4,161	4,037	3,729	12	8
Services	832	806	735	13	10
Total segment revenue	4,993	4,843	4,464	12	9
Cost of cloud – SaaS/PaaS1)	–228	–219	–162	41	35
Cost of cloud – IaaS2)	–108	–105	–96	13	10
Cost of cloud	–337	–325	–258	31	26
Cost of software licenses and support	–485	–474	–440	10	8
Cost of cloud and software	–821	–798	–698	18	14
Cost of services	–673	–657	–586	15	12
Total cost of revenue	–1,494	–1,455	–1,285	16	13
Segment gross profit	3,499	3,388	3,179	10	7
Other segment expenses	–1,691	–1,649	–1,549	9	6
Segment profit (loss)	1,809	1,739	1,630	11	7
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	59.3	59.5	59.8	–0.5pp	–0.3pp
Cloud gross margin – IaaS2) (in %)	31.8	30.6	8.2	23.6pp	22.4pp
Cloud gross margin (in %)	53.2	53.1	49.2	4.1pp	4.0pp
Gross margin (in %)	70.1	70.0	71.2	–1.1pp	–1.3pp
Segment margin (in %)	36.2	35.9	36.5	–0.3pp	–0.6pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

18	SAP Quarterly Statement Q1/2019

Business Network

€ millions, unless otherwise stated		Q1 2019	Q1 2018	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	626	591	483	30	22
Cloud – IaaS2)	0	0	0	0	0
Cloud	626	591	483	30	22
Software licenses	0	0	0	0	0
Software support	4	3	4	–5	–11
Software licenses and support	4	3	4	–5	–11
Cloud and software	630	594	487	29	22
Services	110	104	103	8	1
Total segment revenue	740	698	590	25	18
Cost of cloud – SaaS/PaaS1)	–138	–130	–109	26	19
Cost of cloud – IaaS2)	0	0	0	0	0
Cost of cloud	–138	–130	–109	26	19
Cost of software licenses and support	–2	–2	–2	34	24
Cost of cloud and software	–140	–133	–111	26	19
Cost of services	–88	–84	–74	19	14
Total cost of revenue	–228	–217	–185	23	17
Segment gross profit	512	482	405	26	19
Other segment expenses	–352	–333	–307	15	9
Segment profit (loss)	161	148	98	63	51
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	78.0	77.9	77.3	0.7pp	0.6pp
Cloud gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud gross margin (in %)	78.0	77.9	77.3	0.7pp	0.6pp
Gross margin (in %)	69.2	69.0	68.7	0.6pp	0.3pp
Segment margin (in %)	21.7	21.2	16.7	5.0pp	4.6pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1/2019	19

Customer and Experience Management

€ millions, unless otherwise stated		Q1 2019	Q1 2018	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS/PaaS1)	236	223	81	>100	>100
Cloud – IaaS2)	0	0	0	0	0
Cloud	236	223	81	>100	>100
Software licenses	43	41	55	–23	–26
Software support	0	0	0	0	0
Software licenses and support	43	41	55	–22	–25
Cloud and software	279	264	137	>100	93
Services	26	24	2	>100	>100
Total segment revenue	305	288	139	>100	>100
Cost of cloud – SaaS/PaaS1)	–59	–57	–28	>100	>100
Cost of cloud – IaaS2)	0	0	0	0	0
Cost of cloud	–59	–57	–28	>100	>100
Cost of software licenses and support	–4	–4	–5	–29	–30
Cost of cloud and software	–63	–61	–33	90	84
Cost of services	–12	–11	0	>100	>100
Total cost of revenue	–75	–72	–33	>100	>100
Segment gross profit	230	216	105	>100	>100
Other segment expenses	–241	–228	–113	>100	>100
Segment profit (loss)	–11	–12	–8	43	58
Margins
Cloud gross margin – SaaS/PaaS1) (in %)	74.9	74.2	65.8	9.1pp	8.4pp
Cloud gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud gross margin (in %)	74.9	74.2	65.8	9.1pp	8.4pp
Gross margin (in %)	75.5	75.0	75.9	–0.3pp	–0.9pp
Segment margin (in %)	–3.6	–4.2	–5.6	2.0pp	1.3pp

1) Software as a service/platform as a service

2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

20	SAP Quarterly Statement Q1/2019

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated			Q1 2019	Q1 2018	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
	Business Network segment	626	591	483	30	22
Cloud revenue – SaaS/PaaS1)	Other3)	797	764	484	65	58
	Total	1,423	1,355	967	47	40
Cloud revenue – IaaS2)		159	152	104	52	45
Cloud revenue		1,581	1,507	1,072	48	41
	Business Network segment	78.0	77.9	77.3	0.7pp	0.6pp
Cloud gross margin – SaaS/PaaS1) (in %)	Other3)	63.8	63.7	61.0	2.8pp	2.7pp
	Total	70.1	69.9	69.2	0.9pp	0.7pp
Cloud gross margin – IaaS2) (in %)		31.8	30.6	8.2	23.6pp	22.4pp
Cloud gross margin (in %)		66.2	65.9	63.2	3.0pp	2.7pp

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Other includes Applications, Technology & Services segment, Customer and Experience Management segment, and miscellaneous. The individual revenue and margin numbers for the Applications, Technology & Services segment and the Customer and Experience Management segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Quarterly Statement Q1/2019	21

(I)        Revenue by Region (IFRS and Non-IFRS)

€ millions					Q1 2019		Q1 2018				Δ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency1)
Cloud revenue by region
EMEA	457	0	457	–8	449	322	0	322	42	42	39
Americas	898	26	924	–60	864	620	2	621	45	49	39
APJ	201	0	201	–6	194	129	0	129	55	55	51
Cloud revenue	1,555	26	1,581	–75	1,507	1,070	2	1,072	45	48	41

Cloud and software revenue by region
EMEA	2,184	0	2,184	–12	2,171	1,958	0	1,958	11	11	11
Americas	2,045	26	2,071	–136	1,936	1,688	2	1,690	21	23	15
APJ	815	0	815	–26	789	705	0	705	16	16	12
Cloud and software revenue	5,044	26	5,070	–174	4,896	4,351	2	4,353	16	16	12

Total revenue by region
Germany	835	0	835	–1	834	753	0	753	11	11	11
Rest of EMEA	1,793	0	1,793	–14	1,779	1,615	0	1,615	11	11	10
Total EMEA	2,628	0	2,628	–14	2,613	2,368	0	2,368	11	11	10
United States	2,043	26	2,070	–153	1,917	1,665	2	1,667	23	24	15
Rest of Americas	458	0	458	–14	445	398	0	398	15	15	12
Total Americas	2,502	26	2,528	–167	2,361	2,063	2	2,065	21	22	14
Japan	264	0	264	–15	249	209	0	209	26	26	19
Rest of APJ	698	0	698	–15	683	620	0	620	13	13	10
Total APJ	962	0	962	–30	932	830	0	830	16	16	12
Total revenue	6,091	26	6,118	–211	5,906	5,261	2	5,262	16	16	12

1) Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS numbers of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

22	SAP Quarterly Statement Q1/2019

(J)       Employees by Region and Functional Areas

Full-time equivalents				3/31/2019				3/31/2018
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,457	4,601	5,348	16,406	5,909	4,000	4,801	14,710
Services	8,250	5,784	5,602	19,635	7,705	5,085	5,161	17,951
Research and development	12,646	5,781	8,823	27,251	11,715	5,376	8,499	25,590
Sales and marketing	9,984	10,137	5,015	25,136	9,542	9,403	4,977	23,922
General and administration	3,067	2,096	1,198	6,362	2,798	1,835	1,088	5,721
Infrastructure	2,184	1,025	660	3,869	1,847	871	508	3,226
SAP Group (3/31)	42,589	29,424	26,646	98,659	39,516	26,569	25,035	91,120
Thereof acquisitions1)	338	1,638	137	2,113	22	0	0	22
SAP Group (three months’ end average)	42,497	29,662	26,791	98,950	39,258	26,447	24,847	90,552

1) Acquisitions closed between January 1 and March 31 of the respective year

SAP Quarterly Statement Q1/2019	23

Other Disclosures

(K)      Renaming of Line Items in the Income Statement

In the first quarter of 2019, we renamed “cloud subscripition and support revenue” and “cost of cloud subscription and support” to “cloud revenue” and “cost of cloud” without changing the content of these line items.

(L)       Accounting Policy Changes

(L.1)       Adoption of IFRS 16

As of January 1, 2019, SAP changed its accounting policies to adopt IFRS 16 ‘Leases’. Under the IFRS 16 adoption method chosen by SAP, prior years are not restated to conform to the new policies. Consequently, the year over year changes in profit, assets and liabilities and cash flows in 2019 are impacted by the new policies.

The transition impact of the policy change as of January 1, 2019, was as follows:

–  Property, plant and equipment are higher by €1.9 billion resulting from the recognition of right-of-use assets,

–  Financial liabilities are higher by €2.1 billion due to the recognition of lease liabilities,

–  Trade and other payables are lower by €0.1 billion due to the de-recognition of deferred rent.

In the first quarter 2019, we have recognized in our consolidated income statement depreciation expense from right-of-use assets of €89 million and interest expense on lease liabilities of €13 million.

IFRS 16 also affects SAP’s cash flow statement: operating cash flow increased by €78 million and cash flow from financing activities decreased by €78 million. The Free Cash Flow metric is not affected by this change.

Please also refer to Note (IN.1) “Basis for Preparation” of our Integrated Report 2018 for further qualitative explanations of the changes in accounting policies as a result of the adoption of IFRS 16.

(M)      Impact of Hyperinflation

We apply hyperinflation accounting for our subsidiaries in Argentina and Venezuela by restating the financial statements of these subsidiaries for the current period to account for changes in the general purchasing power of the local currency based on relevant price indexes at the reporting date. The restated financial statements of our subsidiaries in Venezuela and Argentina are translated at closing rates. Most significantly impacted by this accounting are (IFRS):

–  Total revenue (decrease of €1 million in Q1/2019),

–  Operating profit (decrease of €0.2 million in Q1/2019),

–  Other non-operating income/expense (loss of €7 million in Q1/2019),

–  Equity (retained earnings and other comprehensive income) (decrease of €16 million as at March 31, 2019),

–  Total liabilities (increase of €24 million as at March 31, 2019).

As of January 1, 2019, we have adjusted the determination of non-IFRS numbers at constant currencies in hyperinflation countries. Instead of applying average exchange rates from the comparative period, we calculate constant currencies measures in hyperinflation countries by translating foreign currencies using month end rates and consider also relevant price indexes to account for changes in the general purchasing power of the local currency. The impact of hyperinflation on non-IFRS numbers at constant currencies in the first quarter 2019 is comparable to the IFRS impact mentioned above.

24	SAP Quarterly Statement Q1/2019

(N)      Business Combinations and Divestments

(N.1)     Business Combinations

Since March 2018, we have acquired several businesses which contributed to our consolidated income statement in the first quarter 2019 but not in the comparison period.

In the first quarter 2019 our significant acquisitions contributed to

–  our cloud revenue

    ■  by €94 million (IFRS) and by €120 million (Non-IFRS)

–  our operating profit

    ■  by –€208 million (IFRS) and by €18 million (Non-IFRS).

These acquisitions also contributed to the operating profit of our Customer and Experience Management segment in the first quarter 2019 by €16 million.

Please also refer to Note (D.1) “Business Combinations” of our Integrated Report 2018 for further information on business combinations concluded in 2018. The acquisition of Qualtrics that closed in the first quarter of 2019 is described in Note (G.9) “Events After the Reporting Date” of our Integrated Report 2018. The operating result and assets and liabilities of Qualtrics (provisional values) are reflected in the consolidated financial statements starting from January 23, 2019 (the contributions of our significant acquisitions to cloud revenue as well as operating profit above include the Qualtrics figures as well).

(N.2)     Divestments

In the first quarter of 2019, we sold one Content as a Service business to a third party. This sale generated

–  a profit of €47 million which is classified, in our Q1/2019 consolidated income statement, as other operating income,

–  incremental employee related expenses of €7 million, that are classified, in our Q1/2019 consolidated income statement, as cost of research & development.

(O)      Miscellaneous Disclosures

(O.1)     Changes in Estimates

In the first quarter 2019, we changed our estimate of the expected useful lives of certain computer hardware. The effect of this change is a reduction of actual and expected depreciation expense of

–  €22 million in the first quarter 2019 (thereof €14 million in cost of cloud),

–  €80 million in the full year 2019 (thereof €58 million in cost of cloud).

SAP Quarterly Statement Q1/2019	25